Exhibit 99.7

MUL-615225

SETTLEMENT AGREEMENT

This Settlement Agreement (the “Agreement”) is made by and between the U.S. Department of the Treasury’s Office of Foreign Assets Control and HSBC Holdings plc (“HSBC Holdings”).

I.	PARTIES

1. The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic sanctions against targeted foreign countries, regimes, terrorists, international narcotics traffickers, and persons engaged in activities related to the proliferation of weapons of mass destruction, among others. OFAC acts under Presidential national emergency authorities, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction.

2. HSBC Holdings is a public limited company organized under the laws of the United Kingdom and directly or indirectly owns, inter alia, HSBC Bank plc (“HBEU”), a financial institution registered under the laws of England and Wales; HSBC Bank Middle East Limited (“HBME”), a financial institution registered under the laws of the Jersey Channel Islands; The Hongkong and Shanghai Banking Corporation Ltd (“HBAP”), a financial institution organized under the laws of Hong Kong; and HSBC Bank USA, N.A. (“HBUS”), a national bank chartered under the laws of the United States (collectively, HSBC Holdings and its subsidiaries, including HBEU, HBME, HBAP, and HBUS, are referred to herein as “HSBC Group”).

II.	FACTUAL STATEMENT

3. In January 2001, HBEU approached HBUS with a proposal to clear U.S. dollar transactions for Bank Melli London (“Bank Melli”) through HBEU’s correspondent account with HBUS by utilizing Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) MT 202 cover payments that would not reference Bank Melli. In February 2001, HBUS concluded that the proposed transactions appeared to comply with OFAC regulations that authorized U.S. depository institutions to process certain transactions for the direct or indirect benefit of persons in Iran or the Government of Iran where the transactions involved transfers from one third country’s account at a domestic bank to another third country’s account at a domestic bank (“U-turn” transactions). A June 2001 email from an HBEU relationship manager to members of HBUS Compliance stated:

Once the proposition goes live we have instructed Bank Melli to alter the format of [its] payments to achieve straight through [processing]… we have further asked them to only put ‘One of our clients’ in field 52, thus removing the chance of them inputting an ‘Iranian referenced’ customer name, that causes fall out of the cover payment sent to HBUS and a breach of OFAC regulations.

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4. In a letter drafted in April 2001, an HBEU Business Development Manager explained to Bank Melli how to send payments to HBEU in a manner that would allow HBEU to process its payments successfully through HBUS.

The key is to always populate field 52… this means that the outgoing payment instruction from HSBC will not quote “Bank Melli” as sender – just HSBC London and whatever is in field 52. This then negates the need to quote “DO NOT MENTION OUR NAME IN NEW YORK” in field 72 (emphasis in original).

5. By July 2001, several HBUS compliance, payments, and business managers, as well as HSBC Group’s Compliance head,1 were aware that HBEU was discussing with Bank Melli how to structure Iranian-related payments to be processed through HBUS. Although HBUS’ head of Compliance warned HSBC Group’s head of Compliance that OFAC might view HBEU’s formatting instructions to Bank Melli as a willful disregard or evasion of U.S. sanctions, and that the non-transparent nature of the payment messages could make it impossible for either HBEU or HBUS to confirm that any payment would be permissible, neither HSBC Group nor HBEU implemented processes to ensure the Bank Melli payments processed to or through HBUS were authorized or exempt pursuant to U.S. sanctions regulations. HBUS proposed that HBEU address these compliance concerns by only processing Bank Melli payments as serial MT 103 messages.

6. In August 2003, the head of HSBC Group Audit sent an email informing the head of HSBC Group Compliance about HBEU’s processing of Iranian transactions to HBUS with ‘selves’ noted as the ordering party so the payments would not be stopped for review. The head of HSBC Group Compliance ordered an investigation into the practice and, in October 2003, a senior Group Compliance official found that HBEU was offering U.S. dollar clearing services to six Iranian banks, and that it had “been manually intervening in the processing of Iranian bank payment instructions … to prevent … the subsequent declaration to OFAC (and possible freezing) of the funds.” In an email sent the next day, a senior payments official objected to the notion that HBEU’s non-transparent practices were not known within HBEU, writing: “I have been alarmed by recent inferences that Payment Services have been amending the Iranian banks’ payments without the knowledge or consent of [HBEU] Compliance.” He further stated that, although HBEU Risk Management Services would be controlling HBEU’s then-new interdiction software, the Payments Department had “been requested to find ways to circumnavigate our own and other institutions’ compliance filters.”

7. By September 2004, the HBEU Chief Executive Officer and HSBC Group Compliance management had approved a proposal to send all Iranian payments as serial payments – as HBUS had previously proposed in 2001 with respect to Bank Melli – allowing for due diligence to be conducted by HBUS to prevent violations of U.S. sanctions regulations. In December 2004, HBUS agreed to the proposal provided, inter alia, that all transactions would be fully transparent serial payments, and HBEU would agree not to alter any payment instructions. Despite agreement to this proposal by HSBC Group Compliance, HBEU, and HBUS, this directive was not carried out.

[1]	Head Office functions reside at HSBC Holdings and are described herein as functions of “HSBC Group.”

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8. In July 2005, HSBC Group Compliance issued a group-wide policy for the first time prohibiting all HSBC Group affiliates from processing U.S. dollar payments that would be prohibited by OFAC regulations. However, the policy allowed the continued use of cover payments, including for Iranian U-turn transactions which were to be processed by a specialized compliance review team that checked payments for compliance with U.S. sanctions. The policy failed to stop all occurrences of OFAC violations. In August 2006 the head of Group Compliance noted, “I have to say that a number of potential payments resulting from trade transactions from other Group offices that [HSBC Group senior compliance official] and I have looked at since the issuance of the GCL [Group Compliance Letter] are not in our view U-turn compliant.”

9. In April 2006, HSBC Group Compliance issued a GCL prohibiting the use of cover payments to process OFAC-sensitive payments through the United States, and requiring all commercial U.S. dollar transactions sent through HBUS to be executed as fully transparent serial payment messages, with full disclosure of all originators and beneficiaries. The GCL made an exception to this policy, however, which allowed the use of cover payments for Iranian transactions, provided such payments complied with the U-turn authorization and were processed by the specialized compliance review team. Several HSBC Group affiliates requested and received dispensation from the April 2006 effective date, with the understanding that any Iran-related payments would be sent to the specialized review team to check for U-turn compliance consistent with the GCL. HSBC Group Compliance first provided dispensation to HBEU until October 31, 2006; the dispensation was ultimately extended until November 2007.

10. On October 25, 2006, HSBC Group issued a GCL directing all HSBC Group affiliates to immediately stop processing Iranian U.S. dollar payments, with an exception for permissible U-turn payments made in connection with any existing legally binding contractual obligations. This GCL provided that, outside of the exception for those obligations, HSBC Group affiliates could no longer use the U-turn exception for Iranian payments, two years before OFAC’s elimination of the U-turn exception. HSBC Group affiliates, however, continued to maintain several existing Iranian relationships despite the implementation of the GCL. In June 2007, as a result of a meeting between a senior U.S. Department of the Treasury official and the HSBC Group Compliance head, the HBME Deputy Chairman and HSBC head of Group Compliance agreed that HSBC Group should immediately end its Iranian relationships. On September 24, 2007, HSBC Group Compliance issued another GCL announcing that the bank would exit all Iranian business, and directed all account relationships for Iranian banks to be closed as soon as possible, with a hard deadline of November 30, 2007.

11. HSBC Group affiliates also processed transactions involving Burma, Cuba, Libya, and Sudan through the United States during the review period. Information provided to OFAC indicates that HSBC Group affiliates sent Sudanese payments through the United States without disclosing the sanctioned person or location in payment messages in a similar manner to the Iranian payments described above. In addition, although multiple HSBC Group affiliate locations utilized cover payments as the default method of payment processing during this time period, several managers appear to have been aware that the use of these message types would result in the omission of references to U.S.-sanctioned persons or locations that would otherwise cause payments to be stopped by financial institutions in the United States.

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12. While the July 2005 GCL appears to have been effective at slowing the number of transactions processed to or through the United States in apparent violation of the Burmese, Cuban, and Sudanese sanctions programs, HSBC Group affiliates continued to use non-transparent cover payments on a periodic basis. In September 2005, an HBEU senior payments official completed an analysis of transactions involving Burma, Cuba, or Sudan over a 10-day period that stopped in HBEU’s OFAC interdiction software and were subsequently processed through the United States as bank-to-bank transfers in support of underlying MT-103s. In a September 23, 2005, email to an HSBC Group Money Laundering Control Officer and HSBC Group senior compliance official, the HBEU senior compliance official stated:

The issues surrounding Iran have overshadowed other OFAC payments recently, however, I can advise that we have not so far physically returned any USD payments involving Sudan, Cuba or Burma [since the issuance of the GCL].

13. The HBEU senior payments official went on to seek guidance on two alternative responses to transactions stopped by HBEU’s interdiction software. The first alternative was to continue processing the transactions by routing the payments in a manner “that they are not frozen in the U.S.” The senior payments official stated:

This will involve intelligent usage of the routing system but may perpetuate similar scenarios to those encountered with Iran (customer instructions saying Do no mention [sic] Sudan or routing which does not make it apparent that these are Sudanese payments).

The second alternative was to strictly apply the GCL and “return the payments unprocessed.” The HBEU senior payments official indicated his instinct was to use the second alternative and sought confirmation from HSBC Group Compliance before taking action. HSBC, however, did not provide OFAC with any documentation indicating that the senior payments official received a response from HSBC Group Compliance. By October 2005, HSBC Group affiliates appear to have informed the Sudanese, Cuban and Burmese banks that held correspondent accounts with HSBC Group affiliates of the new policy set forth in the July 2005 GCL.

14. As recently as August 2007, payment processing audit trails indicate that HSBC Group employees may have facilitated, or were at least aware of, the re-submission of cancelled payments in U.S. dollars which initially contained references implicating U.S. sanctions. For example, after a 2007 payment was cancelled because it contained a reference to Burma in the beneficiary field of the payment instructions, the remitter informed HBAP that it intended to make separate payment arrangements. The payment was resubmitted and successfully processed 10 days later without the Burmese reference. In another instance, also in 2007, an HBAP employee asked another employee to advise a client to cancel a payment that referenced “Myanmar” and remit the payment in another currency. This payment was also subsequently resubmitted in U.S. dollars without the reference to “Myanmar.” In both instances HBAP managers were copied on the emails between the HBAP business and operations employees referencing the communication with customers.

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15. In November 2008, the head of HBUS Compliance completed an analysis of transactions from 2003 to 2008 that included, inter alia, payments HBUS processed due to the omission or obfuscation of U.S.-sanctions targets in Cuba and Sudan that should have been blocked pursuant to OFAC regulations. The analysis revealed payments processed subsequent to, and in contradiction of, the July 2005 GCL. In a November 6, 2008, email to the head of HSBC Group Compliance, the head of HBUS Compliance stated: “we have nonetheless received a fairly notable number of payments that suggest HSBC banks have not been consistently applying the [July 2005] GCL.”

16. OFAC has reason to believe that HSBC Group affiliates processed transactions in violation of Executive Orders and/or regulations promulgated pursuant to, inter alia, the International Emergency Economic Powers Act (“IEEPA”), 50 U.S.C. §§ 1701-06, and the Trading With the Enemy Act (“TWEA”), 50 U.S.C. App. §§ 1-44.

17. From on or about March 18, 2004, to on or about December 7, 2007, HSBC Group affiliates processed 40 electronic funds transfers and trade finance transactions in which Cuba or a Cuban national had an interest, in the aggregate amount of $18,817,452, through financial institutions located in the United States in apparent violation of the prohibition against “[a] transfers of credit and all payments between, by, through, or to any banking institution or banking institutions wheresoever located, with respect to any property subject to the jurisdiction of the United States,” 31 C.F.R. § 515.201.

18. From on or about March 15, 2004, to on or about May 31, 2006, HSBC Group affiliates processed a combined 1,031 electronic funds transfers and trade finance transactions, in the aggregate amount of $136,736,510, through financial institutions located in the United States, in apparent violation of the prohibitions against (i) “the exportation or re-exportation of financial services to Burma, directly or indirectly, from the United States…,” 31 C.F.R. § 537.202, and/or (ii) dealing in property and interests in property that “come within the United States” of persons listed in the Annex to Executive Order 13310, 31 C.F.R. § 537.201.

19. From on or about March 15, 2004, to on or about August 21, 2007, HSBC Group affiliates processed a combined 1,036 electronic funds transfers and trade finance transactions, in the aggregate amount of $109,042,996, to the benefit of the Government of Sudan and/or persons in Sudan, through financial institutions located in the United States in apparent violation of the prohibitions against (i) the “exportation or re-exportation, directly or indirectly, to Sudan of…services from the United States,” 31 C.F.R. § 538.205, and/or (ii) dealing in property and interests in property of the Government of Sudan that “come within the United States,” 31 C.F.R. § 538.201.

20. From on or about March 15, 2004, to on or about April 27, 2004, HSBC Group affiliates processed a combined 25 electronic funds transfers in the aggregate amount of $1,172,363, to the benefit of the Government of Libya and/or persons in Libya, through financial institutions located in the United States in apparent violation of the now-repealed prohibition against the exportation of “…goods, technology … or services … to Libya from the United States…,” 31 C.F.R. § 550.202.

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21. From on or about March 19, 2004, to on or about June 15, 2010, HSBC Group affiliates processed a combined 203 electronic funds transfers and trade finance transactions in the aggregate amount of $164,308,904, for the benefit of the Government of Iran and/or persons in Iran, through a financial institution located in the United States in apparent violation of the prohibition against the “exportation …, directly or indirectly, from the United States … of any … services to Iran or the Government of Iran,” 31 C.F.R. § 560.204. This does not include the transactions covered by authorizations and exemptions (including the u-turn exemption) under 31 CFR Part 560.

22. Separately and unrelated to the above matters, on May 24, 2006, the London branch of HBUS acted as a clearing bank in a book entry transfer of 32,000 ounces of gold bullion, valued at $20,560,000, for the ultimate benefit of Bank Markazi, Iran, in apparent violation of the prohibition against the “exportation …, directly or indirectly, from the United States, … of any … services to Iran or the Government of Iran,” 31 C.F.R. § 560.204.

23. Separately and unrelated to the above matters, between July 30, 2008, and October 10, 2008, HBUS processed six electronic funds transfers in the aggregate amount of $35,418, in apparent violation of the prohibition against dealing in property and interests in property that “come within the United States” of any person designated pursuant to the Zimbabwe Sanctions Regulations, 31 C.F.R. § 542.201, and Executive Order 13469 of July 25, 2008.

24. Separately and unrelated to the above matters, between August 3, 2007, and April 3, 2008, HBUS processed two electronic funds transfers in the aggregate amount of $15,610, in apparent violation of the prohibitions against (i) “the exportation or re-exportation of financial services to Burma, directly or indirectly, from the United States…,” 31 C.F.R. § 537.202, and/or (ii) dealing in property and interests in property that “come within the United States” of persons listed in the Annex to Executive Order 13310, 31 C.F.R. § 537.201.

25. Separately and unrelated to the above matters, on September 1, 2006, HBUS processed a $1,175,000 electronic funds transfer in apparent violation of the prohibitions against the “exportation or re-exportation, directly or indirectly, to Sudan of…services from the United States,” 31 C.F.R. § 538.205.

26. None of the alleged violations described above were voluntarily self-disclosed to OFAC within the meaning of OFAC’s Economic Sanctions Enforcement Guidelines (the “Guidelines”), except for the May 24, 2006, alleged violation of the Iranian Transaction Regulations involving the transfer of 32,000 ounces of gold bullion described in paragraph 22, which was voluntarily self-disclosed to OFAC within the meaning of the Guidelines. See 31 C.F.R. part 501, App A.

27. The apparent violations by HSBC Group affiliates described above undermined U.S. national security, foreign policy, and other objectives of U.S. sanctions programs.

28. HSBC Group has taken remedial action including closing U.S. dollar accounts held by HSBC Group affiliates for Burmese, Cuban, and Sudanese banks; terminating all business and prohibiting new business with Iranian customers; closing its representative office in

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Tehran; implementing new training programs; hiring a number of new compliance personnel; and enhancing filtering technology.

29. HSBC Group provided substantial cooperation to OFAC by conducting an historic transaction review and providing a written admission that relevant transactions identified as a result appear to constitute violations; providing substantial, well organized information for OFAC’s assessment; signing a tolling agreement with OFAC and subsequently agreeing to extend the agreement on multiple occasions; and, responding to multiple inquiries and requests for information.

30. OFAC had not issued a penalty notice or Finding of Violation against HSBC Group in the five years preceding the alleged violations.

III.	TERMS OF SETTLEMENT

IT IS HEREBY AGREED by OFAC and HSBC Holdings that:

31. HSBC Group has terminated the conduct described in paragraphs 3 through 15 above and HSBC Group has put in place, and agreed to maintain, policies and procedures that prohibit, and are designed to minimize the risk of the recurrence of, similar conduct in the future.

32. HSBC Group has also addressed the conduct described in paragraphs 22 through 25 above.

33. HSBC Holdings agrees to provide OFAC with copies of all submissions to the Federal Reserve Bank of Chicago (“Reserve Bank”), in the same form provided to the Reserve Bank, pursuant to the Order to Cease and Desist Issued Upon Consent to HSBC Holdings on December 11, 2012, by the Board of Governors of the Federal Reserve System (Docket No. 12-062-B-FB) relating to the OFAC compliance review related thereto. It is understood that the United Kingdom’s Financial Services Authority (“FSA”), as the home country supervisor of HSBC Holdings, is assisting the Board of Governors in the supervision of its Order as permitted by the FSA’s functions under the Financial Services and Markets Act 2000.

34. Without this Agreement constituting an admission or denial by HSBC Group of any allegation made or implied by OFAC in connection with this matter, and solely for the purpose of settling this matter without a final agency finding that a violation has occurred, HSBC Holdings agrees to a settlement in the amount of $375,000,000 arising out of the alleged violations by HSBC Group of IEEPA, TWEA, the Executive Orders, and the Regulations referenced in this Agreement. HSBC Holdings’ obligation to pay such settlement amount to OFAC shall be satisfied by its payment of an equal amount in satisfaction of penalties assessed by U.S. federal or county agencies or regulators arising out of the same pattern of conduct.

35. Should OFAC determine, in the reasonable exercise of its discretion, that HSBC Holdings has willfully and materially breached its obligations under paragraphs 33 or 34 of this Agreement, OFAC shall provide written notice to HSBC Holdings of the alleged breach and provide HSBC Holdings with 30 days from the date of HSBC Holdings’ receipt of such notice,

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or longer as determined by OFAC, to demonstrate that no willful and material breach has occurred or that any breach has been cured. In the event that OFAC determines that a willful and material breach of this Agreement has occurred, OFAC will provide notice to HSBC Holdings of its determination, and this Agreement shall be null and void, and the statute of limitations applying to activity occurring on or after October 19, 2002, shall be deemed tolled until a date 180 days following HSBC Holdings’ receipt of notice of OFAC’s determination that a breach of the Agreement has occurred.

36. OFAC agrees that, as of the date that HSBC Holdings satisfies the obligations set forth in paragraphs 33 through 34 above, OFAC will release and forever discharge HSBC Group from any and all civil liability under the legal authorities that OFAC administers, in connection with any and all violations arising from or related to the conduct disclosed during the course of the investigation, including that described in paragraphs 3 through 15 above and the alleged violations described in paragraphs 17 through 25 above.

37. HSBC Holdings waives any claim by or on behalf of HSBC Holdings or HSBC Group, whether asserted or unasserted, against OFAC, the U.S. Department of the Treasury, and/or its officials and employees arising out of the facts giving rise to this Agreement, including but not limited to OFAC’s investigation of the alleged violations and any possible legal objection to this Agreement at any future date.

IV.	MISCELLANEOUS PROVISIONS

38. The provisions of this Agreement shall not bar, estop, or otherwise prevent OFAC from taking any other action affecting HSBC Group with respect to any and all violations not arising from or related to the conduct described in paragraphs 3 through 15 above or violations occurring after the dates of that conduct. The provisions of this Agreement shall not bar, estop, or otherwise prevent other U.S. federal, state, or county officials from taking any other action affecting HSBC Group.

39. Each provision of this Agreement shall remain effective and enforceable according to the laws of the United States of America until stayed, modified, terminated, or suspended by OFAC.

40. No amendment to the provisions of this Agreement shall be effective unless executed in writing by OFAC and by HSBC Holdings.

41. The provisions of this Agreement shall be binding on HSBC Holdings and its successors and assigns. To the extent HSBC Holdings’ compliance with this Agreement requires it, HSBC Holdings agrees to use best efforts to ensure that all entities within HSBC Group comply with the requirements and obligations set forth in this Agreement, to the full extent permissible under locally applicable laws and regulations, and the instructions of local regulatory agencies.

42. No representations, either oral or written, except those provisions as set forth herein, were made to induce any of the parties to agree to the provisions as set forth herein.

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43. This Agreement consists of 9 pages and expresses the complete understanding of OFAC and HSBC Holdings regarding resolution of the alleged violations arising from or related to the conduct described in paragraphs 3 through 15 above. No other agreements, oral or written, exist between OFAC and HSBC Holdings regarding resolution of this matter.

44. OFAC, in its sole discretion, may post on OFAC’s website this entire Agreement or the facts set forth in paragraphs 3 through 30 of this Agreement, including the identity of any entity involved, the satisfied settlement amount, and a brief description of the alleged violations. OFAC also may issue a press release including this information, and any other information it deems appropriate in its sole discretion.

45. Use of facsimile signatures shall not delay the approval and implementation of the terms of this Agreement. In the event any party to this Agreement provides a facsimile signature, the party shall substitute the facsimile with an original signature. The Agreement may be signed in multiple counterparts, which together shall constitute the Agreement. The effective date of the Agreement shall be the latest date of execution.

All communications regarding this Agreement shall be addressed to:

HSBC Holdings plc		Office of Foreign Assets Control
8 Canada Square		U.S. Department of the Treasury
London, El4 5HQ		Attn. Sanctions Compliance & Evaluation
United Kingdom		1500 Pennsylvania Avenue, N.W., Annex
Washington, DC 20220

AGREED:

/s/ MARC MOSES		/s/ Adam J. Szubin
Signature		Adam J. Szubin
Director
MARC MOSES		Office of Foreign Assets Control
Printed name of HSBC Holdings’
Duly Authorized Representative
		DATED:	December 11, 2012
GROUP CHIEF RISK OFFICER
Printed title of HSBC Holdings’
Duly Authorized Representative

DATED:	10 DECEMBER 2012